615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 — Fax # 516-683-8344 — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

October 26, 2012

VIA EDGAR

Suzanne Hayes

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011 (Filed February 29, 2012)

Form 10-Q for Fiscal Quarter Ended June 30, 2012 (Filed August 9, 2012)

File No. 001-31565

Dear Ms. Hayes:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing in response to the Staff’s letter, dated September 28, 2012, containing comments on NYB’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K Report”), Form 10-Q for Fiscal Quarter Ended June 30, 2012 (the “Form 10-Q Report”), and Definitive Proxy Statement on Schedule 14A filed on April 26, 2012 (the “April 2012 Proxy Statement”).

NYB’s responses to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

Form 10-K, for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 26

1.	Please revise your risk factor subcaptions to adequately describe the risks presented. See Item 503(c) of Regulation S-K for guidance.

United States Securities and Exchange Commission

October 26, 2012

In future 10-K filings, sub-captions to Item 1A, Risk Factors, will be revised to describe the risks presented in a manner similar to the following:

Our enterprise risk management framework may not be effective in mitigating the risks we are subject to or in reducing the potential for losses in connection with such risks.

Item 3. Legal Proceedings, page 36

2.	We note your statement on page 134 that all pending legal actions involve amounts that are believed by management to be immaterial to the company. In the future, please describe all material pending proceedings, or the lack thereof, under Item 3 of your Form 10-K in addition to your disclosure of such in the notes to the financial statements.

In future filings we will describe all material pending proceedings, or disclose the lack thereof, under Item 3, in addition to disclosing such proceedings in the notes to the financial statements.

Item 7. Management’s Discussion of Financial Condition and Results of Operations, page 41

Financial Condition, page 46

Covered Loans, page 47

3.	We note on page 48 that $1.9 billion of your one-to-four family loans in the covered loans portfolio will either mature or the variable rate will reprice in the next 12 months. We also note your disclosure on page 119 that one reason for your $206.6 million reclassification from non-accretable difference to accretable yield on your covered loans portfolio was changes in interest rates on variable rate loans. In an effort to provide greater transparency surrounding your one-to-four family covered loans portfolio, please revise your future filings to disclose the percentage of variable rate loans in the portfolio, the weighted average interest rate on variable rate loans, and the reset terms.

In future filings we will disclose the following information relating to our covered one-to-four family loan portfolio: the percentage of variable rate loans in the portfolio, the weighted average interest rate on variable rate loans, and the reset terms.

As of December 31, 2011, such amounts were:

➢	Percentage of variable rate loans in the portfolio – 74.0%

➢	The weighted average interest rate on variable rate loans – 4.04%

➢

Reset terms – As of December 31, 2011, the interest rate on 85.4% of our covered variable rate loans will reset in 2012 and annually thereafter, and are expected to reprice at lower rates. The interest rates on these loans are indexed to either the one-year LIBOR or the one-year Treasury rate plus a spread in the range of 2% to 5%, subject to certain caps. The remaining variable rate loans will initially reprice after December 31, 2012.

United States Securities and Exchange Commission

October 26, 2012

Non-Covered Loans Held for Sale, page 54

4.	We note your disclosure on page 54 that beginning in 2011 you originated jumbo loans under contracts for sale to other financial institutions. We also note your risk factor on page 30 relating to the announced U.S. Government plans to wind down Fannie Mae and Freddie Mac, to whom you currently sell the majority of your originated one-to-four family loans. Please address the following:

•

Tell us and disclose in future filings the business reasons for the inclusion of jumbo loans in your origination of one-to-four family loans for sale and whether you expect that the origination of these or other non-conforming loans will increase going forward.

•	Disclose in your future filings the amount of one-to-four family loans originated for sale during the period that were agency-conforming loans and the percentage of nonconforming loans.

•

Tell us and revise your future filings to clearly disclose whether loans sold to other financial institutions, not the GSEs, include standard representations and warranties that could require the repurchase of a loan due to breach. If so, address whether you include these loans in your representation and warranty reserve estimate.

The Company’s decision to originate jumbo loans was made to enhance our position in the loan-origination marketplace. The volume of jumbo originations has been immaterial, and jumbo loans are not expected to become a material portion of the loans we produce for sale. This disclosure will also be included in future filings.

In future filings, we will provide the amount and percentage of one-to-four family loans originated for sale that were agency-conforming loans and nonconforming loans. Such amounts and percentages for the year ended December 31, 2011 were $7.1 billion and $49.3 million, which represented 99.31% and 0.69% of the one-to-four family loans produced for sale, respectively.

In future filings we will disclose that the loans sold to other financial institutions, other than the GSEs, include standard representations and warranties that could require the repurchase of a loan due to breach. We take these loans into account in calculating our related representation and warranty reserve estimates.

Asset Quality, page 58

5.	We note from your disclosure on page 63 that the balance related to loan number one grew to $45.3 million as of December 31, 2011 from $42.0 million as of December 31, 2010. We also note your response to our prior comment three filed on November 17, 2011 related to this loan and that during the six-months ended June 30, 2012 you allocated $2.9 million of allowance to this loan. In your future filings, please disclose your policy for lending additional credit to a borrower(s) after the loan has been placed on non-accrual or modified as a troubled debt restructuring (TDR). In your response, address whether the loan terms include restrictions on your ability to close an outstanding line or open commitment due to non-payment. Refer to ASC 310-40-50-1.

United States Securities and Exchange Commission

October 26, 2012

In future filings we will disclose our policy for lending additional credit to a borrower(s) after a loan has been placed on non-accrual status or modified as a TDR in a manner similar to the following:

On a limited basis, the Company may lend additional credit to a borrower after its loan has been placed on non-accrual status or modified as a TDR if, in management’s judgment, the value of the property after the additional loan funding is greater than the initial value of the property plus the additional loan funding amount. In addition, the terms of our restructured loans typically would not restrict us from cancelling outstanding commitments for other credit facilities in the event of non-payment of the restructured loan.

Troubled Debt Restructurings, page 63

6.	We note your disclosure that loans modified as TDRs are placed on non-accrual status until you determine that future collection of principal and interest is reasonably assured and generally you require the borrower to demonstrate performance through six consecutive months of payments according to the restructured terms. However, you disclose that loan five at the top of this page was modified as a TDR on May 23, 2011 and not placed on non-accrual status until August 2011. Please clarify the reason this loan was not put on non-accrual status at the modification date in accordance with your policy and consider revising your TDR accrual policy in your future filings for any discrepancies. In your response address whether a payment default triggered the August 2011 non-accrual status and if so, reconcile this loan default with your statement on page 118 that there were no payment defaults on loans modified as TDRs during 2011.

The non-accrual date for loan five was incorrectly reported in the 10K Report as August 2011 instead of June 2011. The TDR agreement was executed on May 23, 2011, and the loan was put on non-accrual status effective June 1, 2011. This loan was reported as being on non-accrual status and a TDR in the Company’s June 30, 2011 Form 10-Q. In future filings we will ensure such loans are reported correctly, as noted below in the revised December 31, 2011 table:

December 31, 2011	Loan No. 1	Loan No. 2	Loan No. 3	Loan No. 4	Loan No. 5
Type of Loan	Multi-family	Multi-family	Construction	Multi-family	Multi-family
Origination Date	6/29/2005	4/17/2008	9/12/2007	3/10/2005	5/23/2011
Origination Balance	$41,116,000	$17,500,000	$4,292,189	$11,400,000	$8,806,889
Full Commitment Balance	$45,531,750	$17,500,000	$27,155,875	$11,400,000	$8,498,165
Balance at December 31, 2011	$45,340,123	$16,255,108	$15,886,260	$10,903,319	$8,498,165
Associated Allowance	None	None	None	None	None
Non-Accrual Date	February 2009	June 2011	July 2011	May 2010	June 2011
Origination LTV Ratio	76%	73%	77%	81%	97%
Current LTV Ratio	82%	91%	90%	89%	97%
Last Appraisal	November 2011	April 2011	March 2011	March 2011	February 2011

United States Securities and Exchange Commission

October 26, 2012

Analysis of Troubled Debt Restructurings, page 64

7.	We note from your table that accruing TDRs declined by 58% during the year ended December 31, 2011 from $152.7 million to $63.8 million and then significantly increased to $112.6 million at June 30, 2012. We also note that non-accruing TDRs fluctuated significantly less from the high of $223.3 million at December 31, 2011 to the low of $188.6 million as of June 30, 2012. Please revise your future filings to discuss the factors driving the decrease in the performing TDRs from 2010 to 2011 and then a significant increase in the first half of 2012. In your response, also address when and how restructured performing loans are removed from TDR classification.

In future filings we will revise our disclosure in a manner similar to the following:

The primary factor driving the decrease in performing TDRs from 2010 to 2011 was the partial resolution of a large relationship of loans totaling $83.1 million. Included in this resolution were loans of $21.7 million that moved to non-accrual status, $32.8 million in charge-offs, and loans of $28.6 million transferred to other real estate owned. Restructured performing loans are generally removed from TDR classification upon satisfaction or disposition of the loan; however, there are circumstances, such as the ones described above, where the Company will proactively, in light of deteriorating market conditions, consider the current and future value of the properties, vacancy rates, as well as the physical condition of properties, and other factors, to take other actions such as placing the properties on non-accrual status, taking full or partial charge-offs, or accounting for the applicable properties as other relate estate owned.

The increase in performing TDRs during the first half of 2012 primarily reflects the movement of a $35.2 million loan from non-accruing to accruing status.

Item 8. Financial Statements and Supplementary Data, page 92 Note 4. Loans, page 115

Troubled Debt Restructurings, page 118

8.	We note that there were no payment defaults on loans modified as TDRs during the preceding twelve months ended December 31, 2011. We also note you define a payment default as a loan 30 days contractually past due under the modified terms. Please tell us and revise your future filings to address how you define a payment default when loans are in forbearance or otherwise granted a delay of payment (e.g. a commercial real estate loan with a one year extension on the maturity of the balloon payment). Also as part of your response tell us whether you would consider multiple modifications or forbearance periods as a payment default. Given that the recorded investment of TDRs as of December 31, 2011 was $287.1 million or 43% of nonperforming loans, also consider revising your disclosure in your future filings to include the success rates of your loan modifications by loan type within Management’s Discussion and Analysis.

The Company does not consider a payment to be in default when the loan is in forbearance or otherwise granted a delay of payment when the agreement to forebear or allow a delay of payment is part of a modification. Subsequent to the modification, the loan is not considered to be in default until payment is contractually past due in accordance with the modified terms.

United States Securities and Exchange Commission

October 26, 2012

The Company does consider a loan with multiple modifications or forbearance periods to be in default.

In our future filings we will consider for inclusion within Management’s Discussion and Analysis the success rates on our TDRs by loan type.

Note 5. Allowance for Loan Losses, page 121

9.	We note your allowance rollforwards for non-covered loans on page 121. Please revise your future filings to provide the rollforward by portfolio segment in accordance with ASC 310-10-50-11B(c).

A rollforward by portfolio segment disclosure was incorporated into our filings beginning with the March 31, 2012 Form 10-Q, as noted below:

The following table summarizes activity in the allowance for losses on non-covered loans for the three months ended March 31, 2012 and 2011:

	March 31,
	2012			2011
(in thousands)	Mortgage	Other	Total	Mortgage	Other	Total
Balance, beginning of period	$121,995	$15,295	$137,290	$140,834	$18,108	$158,942
Charge-offs	(14,531)	(2,508)	(17,039)	(34,091)	(4,845)	(38,936)
Recoveries	317	1,199	1,516	287	13	300
Provision for loan losses	14,845	155	15,000	21,287	4,713	26,000

Balance, end of period	$122,626	$14,141	$136,767	$128,317	$17,989	$146,306

We will continue to include such disclosure in future filings.

Note 14. Derivative Financial Instruments, page 150

10.	We note your unrealized gains and losses on derivative financial instruments were $25.7 million and $18.9 million as of December 31, 2011. We also note you present a “netting adjustment” column with no adjustments in your table on page 144 and that the fair value of your derivative assets and liabilities were lower than the amounts disclosed on page 150. Please clarify which table presents the fair value of derivatives gross and revise your future filings to present derivative assets and liabilities on a gross basis in accordance with ASC 815-10-50-4B and ASC 820-10-50-3. Also, revise your future filings to disclose your accounting policy related to offsetting as required by ASC 815- 10-50-7.

The fair value of the Company’s derivative positions is presented in the table in Note 13: Fair Value Measurements. In future filings, the derivative positions presented in this table will be presented on a gross basis with netting adjustments, if any, clearly reflected.

United States Securities and Exchange Commission

October 26, 2012

In future filings we will revise our disclosure to include the Company’s accounting policy relating to offsetting in a manner similar to the following:

Offsetting Derivative Positions

In accordance with the applicable accounting guidance, the Company takes into account the impact of collateral and master netting agreements that allow it to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related collateral when recognizing derivative assets and liabilities. As a result, the Company’s Statements of Financial Condition could reflect derivative contracts with negative fair values included in derivative assets, and contracts with positive fair values that are included in derivative liabilities.

Definitive Proxy Statement on Schedule 14A filed on April 26, 2012

Compensation Discussion and Analysis, page 14

11.	In the future please disclose the names of the compensation surveys consulted in the compensation determination process each year, as mentioned on page 18.

In future filings, we will disclose the names of compensation surveys consulted in the connection with the determination of executive compensation levels.

12.	We note your discussion of individual performance objectives at the top of page 18. Please confirm that no such objectives were established for the 2011 fiscal year performance cycle. Also, please confirm that in the future you will disclose and quantify individual performance objectives to the extent applicable and will discuss how each objective ultimately affected the actual compensation awarded to each named executive officer.

No individual performance objectives were established for the 2011 fiscal year performance cycle. All performance objectives related to corporate performance. In future filings, individual performance objectives, if utilized, will be disclosed and quantified and the discussion will reflect the impact of such individual objectives on the actual compensation of each named executive officer.

13.	Please provide proposed disclosure which includes the weighting of each of your performance metrics identified on page 20 relative to your named executive officers’ incentive compensation. If each metric is counted equally (i.e., 25% of incentive compensation), please so state. If not, please disclose the applicable percentages.

In future filings, we will provide disclosure in a manner similar to the following:

Actual awards are determined by reference to the Company’s average percentile rank relative to the average percentile ranking of each peer group company. In determining the average percentile rank, each performance objective is weighted equally for the Company and each peer group company.

14.	Please provide proposed disclosure which quantifies the company’s actual performance in each performance metric category.

United States Securities and Exchange Commission

October 26, 2012

In future filings, we will provide disclosure in a manner similar to the disclosure below, which, for illustrative purposes, reflects the use of 2011 fiscal year performance information:

The following table reflects the Company’s actual performance and percentile ranking relative to the peer group with respect to each performance metric:

2011 Performance Metric	2011 Actual Performance	2011 Percentile Ranking Relative to Peer Group

Efficiency Ratio	40.03%	94th
Return on Average Assets	1.17%	94th
Tier 1 Capital Ratio	13.59%	50th
Net Charge-Offs as a Percentage of Average Loans	0.35%	75th

Transactions with Certain Related Persons, page 29

15.	We note your disclosures related to your policies regarding related party transactions beginning with the final paragraph on page 29. Please confirm that you have no related party transactions that require disclosure of the information required by Item 404(a) of Regulation S-K.

We confirm that we have no related party transactions that require disclosure as required by Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Interest Rate Sensitivity Analysis, page 71

16.	We note you monitor your interest rate risk by performing an interest rate sensitivity gap, a net interest income simulation, and measuring the change in your net portfolio value (“NPV”) based on a range of interest rate scenarios. Please address the following related to these models in your future filings:

•

You disclose on page 74 that the net changes in your NPV were within the parameters approved by the Board of Directors. With respect to the internal policy limits set, discuss your procedures for addressing any breaches of such limits and whether any breaches of these internal policy limits have occurred during the periods presented for each model.

•	Explain how your current interest rate risk position results in a decrease in your NPV while the same shift in interest rates has a positive impact to your net interest income as disclosed on page 75.

•

With respect to the net interest income simulation, tell us whether you also evaluate the impact of changes in the slope of the yield curve in this simulation model and if so, please revise your future filings to disclose the results.

United States Securities and Exchange Commission

October 26, 2012

In future filings we will revise our disclosure in a manner similar to the following:

In the event that our interest rate sensitivity gap analysis or net interest income simulation indicates a change in our net portfolio value (“NPV”) in excess of our internal policy limits, we would undertake the following procedures to ensure that appropriate remedial action would be taken: Our Management Asset/Liability Committee (the “ALCO Committee”) would inform the applicable Board of Directors of the variance and present recommendations to the Board regarding proposed courses of action to restore conditions to within policy tolerances. In formulating appropriate strategies, the ALCO Committee would ascertain the primary causes of the variance from policy tolerances, the expected term of such conditions, and its projected effect on capital and earnings.

Where temporary changes in market conditions or volume levels result in significant increases in risk, strategies may involve reducing open positions or employing synthetic hedging techniques to more immediately reduce risk exposure. Where variance from policy tolerances is triggered by more fundamental imbalances in the risk profiles of core loan and deposit products, a remedial strategy may involve restoring balance through natural hedges to the extent possible before employing synthetic hedging techniques. Other strategies might include:

•	Asset restructuring involving sales of assets having high risk profiles or a gradual restructuring of the asset mix over time to affect the maturity or repricing schedule of assets.

•	Liability restructuring whereby product offerings and pricing are altered or wholesale borrowings are employed to affect the maturity structure or repricing of liabilities.

•	Expansion or shrinkage of the balance sheet to correct imbalances in the re-pricing or maturity periods between assets and liabilities.

•	Use or alteration of off-balance sheet positions, including interest rate swaps, caps, floors, options and forward purchase or sales commitments.

Additionally, in future filings we will explain how our current interest rate risk position could result in a decrease in our NPV and a concurrent net interest income (“NII”) analysis could result in a increase. The following provides an example of the type of disclosure we will consider for this purpose:

Based on our current interest rate risk position, our analyses indicate that increases in interest rates within the range of assumptions could result in a decrease in our NPV while our NII analysis could result in a simultaneous increase, due to:

•	Different time measurement periods: The NII analysis is measured over a twelve-month time period, whereas the NPV analysis is measured over the life of each applicable instrument.

•

Different rate change sensitivities: In the NII analysis, the interest rate curve is projected to move in a parallel fashion over a twelve-month period, while the NPV analysis assumes an immediate rate shock.

United States Securities and Exchange Commission

October 26, 2012

•

Growth Assumptions: The NII analysis assumes new loan, security, deposit and borrowing growth assumptions, whereas, the NPV analysis is a point-in-time analysis that does not incorporate any new growth assumptions.

In connection with our net interest income simulation modeling, we evaluate the impact of changes in the slope of the yield curve, and will revise our future filings to disclose the results of such analysis for the applicable periods. For the period ending June 30, 2012, such analysis indicates that a yield curve that inverts over a twelve-month period would result in 2.98% decrease in net interest income and, conversely, a twelve-month steepening of the yield curve would result in an increase in net interest income of 2.49%.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 10-K Report, 10-Q Report, and 2012 Proxy Statement. We also acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our 10-K Report, 10-Q Report and 2012 Proxy Statement please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer

cc:	Joseph R. Ficalora

R. Patrick Quinn, Esq.